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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Flow International Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

343468104

(CUSIP Number)

March 21, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Person Authorized to Receive Notices and Communications:

Jacob D. Smith, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

13G
CUSIP No. 343468104			Page 2 of 7

1.	Name of Reporting Person: The Pinnacle Fund, L.P., a Texas limited partnership 75-2512784		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,200,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,200,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,200,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.5%

12.	Type of Reporting Person: PN

13G
CUSIP No. 343468104			Page 3 of 7

1.	Name of Reporting Person: Barry M. Kitt		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,200,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,200,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,200,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.5%

12.	Type of Reporting Person: IN

CUSIP No. 343468104	Page 4 of 7

Item 1(a)	Name of Issuer:

Flow International Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

23500 64th Avenue South Kent, Washington 98032

Item 2(a)	Names of Persons Filing:

The Pinnacle Fund, L.P. Barry M. Kitt

Item 2(b)	Address of Principal Business Office:

4965 Preston Park Blvd. Suite 240 Plano, Texas 75093

Item 2(c)	Citizenship:

See Item 4 of each cover page.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP No:

343468104

CUSIP No. 343468104	Page 5 of 7

Item 3	Status of Persons Filing:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

(a)	This statement is filed on behalf of The Pinnacle Fund, L.P. (“Pinnacle”) and Barry M. Kitt. Pinnacle Advisers, L.P. (“Advisers”) is the general partner of Pinnacle. Pinnacle Fund Management, LLC (“Management”) is the general partner of Advisers. Mr. Kitt is the sole member of Management. As of March 21, 2005, Pinnacle was the beneficial owner of 2,200,000 shares of common stock of Flow International Corporation (“Common Stock”), which includes (i) 2,000,000 shares held directly by Pinnacle and (ii) 200,000 shares that may be acquired by Pinnacle upon exercise of a warrant. Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Pinnacle. Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Pinnacle.

(b)	Percent of Class:

See Item 11 of each cover page.

(c)	Number of shares as to which each person has:

(i)	sole power to vote or to direct the vote:

See Item 5 of each cover page.

CUSIP No. 343468104	Page 6 of 7

(ii)	shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 343468104	Page 7 of 7

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2005

THE PINNACLE FUND, L.P.

By:	Pinnacle Advisers, L.P., its general partner

By:	Pinnacle Fund Management, LLC, its general partner

By:	/s/ Barry M. Kitt

Barry M. Kitt, its sole member

/s/ Barry M. Kitt

Barry M. Kitt

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated March 23, 2005, by and between The Pinnacle Fund, L.P. and Barry M. Kitt.